FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of January 2015

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces Completion of its 2014 Debt Refinancing Program

Significant Net Debt Reduction by year-end 2014 to around $2.425 B following Q4 strong Cash Generation

PARIS, France – January 08, 2015

Completion of the 2014 Debt Refinancing:

On 23 December 2014, CGG completed its 2014 debt refinancing program with the amendment and extension of its Nordic credit facility led by Nordea. The credit amount was increased from $175m to $250m and the maturity extended from May 2018 to December 2019.

During the year 2014, CGG successfully renegotiated its debt (Convertible Bonds, High Yield Bonds and Revolving Credit Facilities), amended its financial covenants of Net Debt over EBITDA from 3.0x to 3.75x and extended substantially its overall maturity from 4.3 years early 2014 to 5.3 years early 2015, with no major debt installment due before 2019.

Financial Debt at the end of 2014 reduced to around $2.425B:

As a result of the strong and seasonal level of cash generated during the fourth quarter, net debt at the end of 2014 is expected to be significantly reduced to around $2.425B compared to $2.6B at the end of September 2014.

The financial leverage (financial covenant) is expected to be below 2.6x, which is a significant improvement when compared to the 2.9x level at the end of September 2014.

The Group Liquidity (sum of the cash balance and the undrawn portion of Revolving Credit Facility) at the end of 2014 is expected to be around $650m.

Jean-Georges Malcor, CEO, CGG, said: “I am very pleased with the solid level of cash generated this quarter which comes in addition to our outstanding multi-client sales and a confirmed higher than expected multi-client cash prefunding rate at around 80% for the full year 2014. CGG is starting 2015 with a high level of liquidity, benefiting in addition from a very large debt maturity umbrella, with no significant debt repayment obligations to face within the next four years, thanks to a very proactive cash and debt management policy.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 8th, 2015	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO